UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

Ugland House, PO Box 309GT,

South Church Street, George Town,

Grand Cayman, Cayman Islands

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    .

On February 11, 2010, ASAT Holdings Limited (the “Company”) issued a press release announcing that it had appointed a liquidator to place the Company into a members voluntary winding up. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: February 11, 2010

	By:	/s/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated February 11, 2010, announcing that ASAT Holdings Limited (the “Company”) had appointed a liquidator to place the Company into a members voluntary winding up.

Exhibit 99.1

ASAT Holdings Limited Announces appointment of a Liquidator

GEORGE TOWN, CAYMAN ISLANDS – February 11, 2010 – ASAT Holdings Limited (ASTTY.PK) (the “Company”), today announced that at a duly convened Extraordinary General Meeting of its shareholders held today the shareholders have passed resolutions to the effect that the Company be placed into voluntary winding up and that Kris Beighton of KPMG, 2nd Floor, Century Yard, Cricket Square, Grand Cayman, Cayman Islands, and Patrick Cowley of 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, be appointed joint voluntary liquidators of the Company with the power to act jointly and severally for the purposes thereof.

Since the Company is insolvent, the liquidators will be applying to the Grand Court of the Cayman Islands for court supervision over the liquidation process.

For further information, please contact:

Connie Lau
KPMG
Connie.lau@kpmg.com.hk
Tel: (852) 2140-2366